Exhibit 99.1

NewsRelease

TransCanada to Present at CIBC Whistler
Institutional Investor Conference

CALGARY, Alberta - January 24, 2018 - News Release - Russ Girling, president and chief executive officer for TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) will be presenting on January 25, 2018 at the CIBC Whistler Institutional Investor Conference in Whistler, British Columbia.

The presentation, which is scheduled to begin at 10:35 a.m. PST, will be audiocast and available in the Investors section of TransCanada’s website at www.transcanada.com /events/.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates one of the largest natural gas transmission networks that extends more than 91,500 kilometres (56,900 miles), tapping into virtually all major gas supply basins in North America. TransCanada is the continent's leading provider of gas storage and related services with 653 billion cubic feet of storage capacity. A large independent power producer, TransCanada currently owns or has interests in approximately 6,100 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America’s leading liquids pipeline systems that extends approximately 4,800 kilometres (3,000 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com to learn more, or connect with us on social media and 3BL Media.

Media Enquiries:
Mark Cooper / Grady Semmens
403.920.7859 or 800.608.7859

Investor & Analyst Enquiries:
David Moneta / Stuart Kampel
403.920.7911 or 800.361.6522